As filed with the Securities and Exchange
 Commission on March 20, 2000                      Registration No. 333-31542

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------
                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             -----------------------
                        BIOJECT MEDICAL TECHNOLOGIES INC.
             (Exact name of registrant as specified in its charter)

         Oregon                                         93-1099680
(State or other jurisdiction                (I.R.S. Employer Identification No.)
     of incorporation)

                             7620 SW Bridgeport Road
                             Portland, Oregon 97224
                                 (503) 639-7221
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 James C. O'Shea
                             Chief Executive Officer
                        Bioject Medical Technologies Inc.
                             7620 SW Bridgeport Road
                             Portland, Oregon 97224
                                 (503) 639-7221
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 With Copies to:
                              Christopher J. Barry
                              Dorsey & Whitney LLP
                                1420 Fifth Avenue
                            Seattle, Washington 98006
                                 (206) 903-8800
                                  -------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

---------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine

                                   PROSPECTUS


                                 372,869 Shares
                        BIOJECT MEDICAL TECHNOLOGIES INC.
                                  Common Stock

     Shares of common stock of Bioject Medical Technologies Inc. are being offered by this Prospectus. The shares will be sold from time to time by the selling stockholders named in this Prospectus. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "BJCT." On March 16, 2000, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $13.0625 per share.

                            ------------------------

     Investment in the common stock involves a high degree of risk. See section titled "Risk Factors" beginning on page 7 to read about certain factors you should consider before buying shares of common stock.

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



The date of this Prospectus is March 20, 2000.

                                TABLE OF CONTENTS

About This Prospectus.................................................2
Where You Can Find More Information...................................3
About Bioject Medical Technologies Inc. ..............................4
Forward-Looking Statements............................................6
Risk Factors..........................................................6
Use of Proceeds......................................................12
Selling Shareholders.................................................13
Plan of Distribution.................................................16
Legal Matters........................................................16
Experts..............................................................16



                              ABOUT THIS PROSPECTUS

     This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC"). The Prospectus relates to 372,869 shares (the "Shares") of our common stock which the selling stockholders named in this Prospectus (the "Selling Stockholders") may sell from time to time. We will not receive any of the proceeds from these sales. We have agreed to pay the expenses incurred in registering the Shares, including legal and accounting fees.

     The Shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this Prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the Shares.

     This Prospectus describes certain risk factors that you should consider before purchasing the Shares. See "Risk Factors" beginning on page 7. You should read this Prospectus together with the additional information described under the heading "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

     Federal securities law requires us to file information with the SEC concerning our business and operations. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. You can also copy and inspect such reports, proxy statements and other information at the following regional offices of the SEC:

--------------------------------------------------------------------------------
     New York Regional Office                Chicago Regional  Office
     Seven World Trade Center                Citicorp Center
            Suite 1300                       500 West Madison Street, Suite 1400
        New York, NY 10048                   Chicago, Illinois  60661
--------------------------------------------------------------------------------

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov. You can also inspect our reports, proxy statements and other information at the offices of the Nasdaq Stock Market.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

1.   Our Annual Report on Form 10-K for the year ended March 31, 1999.
2. Our Quarterly Reports on Form 10-Q for the periods ended June 30, 1999, September 30, 1999 (and as amended on January 14, 2000 and March 15, 2000) and December 31, 1999 (as amended on March 15, 2000 and March 17, 2000).
3.   The  Definitive  Proxy  Statement for the Annual  Meeting of the Company on
     Schedule 14A, dated August 12, 1999.
4. Our Current Reports on Form 8-K filed on April 20, 1999, June 29, 1999, July 13, 1999 and March 3, 2000.
5. The description of our Common Stock contained in our registration statement under Section 12 of the Exchange Act, dated January 29, 1987, and any amendment or report updating such description, including without limitation, Amendment No. 1 thereto dated October 5, 1987, Amendment No. 2 thereto dated October 26, 1987, Amendment No. 3 thereto dated December 23, 1987, Amendment No. 4 thereto dated January 27, 1988 and Amendment No. 5 thereto dated February 9, 1988, our Current Reports on Form 8-K dated December 17, 1992, November 29, 1995 and December 14, 1995.

     This Prospectus is part of a registration statement we filed with the SEC (Registration No. 333-31542). You may request a free copy of any of the above filings by writing or calling:

                                  Chris Farrell
                                    Secretary
                             7620 SW Bridgeport Road
                             Portland, Oregon 97224
                                 (503) 639-7221

     You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement to this Prospectus. We have not authorized anyone else to provide you with different information. The Selling Stockholders should not make an offer of these Shares in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement to this Prospectus is accurate as of any date other than the date on the cover page of this Prospectus or any supplement.

                     ABOUT BIOJECT MEDICAL TECHNOLOGIES INC.

We develop, manufacture and market jet injection systems for needle-free drug delivery. We sell our products directly to healthcare providers. We also license our technology to leading pharmaceutical and biotechnology companies for whose products our technology provides increased medical efficacy or enhanced market acceptance.

Our needle-free operations are conducted by Bioject Inc., an Oregon corporation, which is our wholly owned subsidiary. Bioject Inc. commenced operations in 1985. Bioject Medical Technologies Inc. was formed in December 1992 for the sole purpose of acquiring all the capital stock of Bioject Medical Systems Ltd., a company organized under the laws of British Columbia, Canada, in a stock-for-stock exchange. This stock acquisition established Bioject Medical Technologies Inc., a U.S. domestic corporation, as the publicly-traded parent company of Bioject Inc. and Bioject Medical Systems Ltd. Bioject Medical Systems Ltd. was then terminated in fiscal 1997. Our blood glucose monitoring development operations were conducted by Marathon Medical Technologies Inc.
("Marathon Medical") (formerly Bioject JV Subsidiary Inc.), an Oregon corporation, which is our wholly owned subsidiary. The blood glucose monitoring development operation was discontinued in June 1999. All references to Bioject are to Bioject Medical Technologies Inc. and its subsidiaries, unless the context requires otherwise. Bioject's executive offices and operations are located at 7620 SW Bridgeport Road, Portland, Oregon 97224, and our telephone number is (503) 639-7221.

We manufacture and market a professional needle-free injection system, the Biojector(R) 2000, which allows healthcare professionals to inject medications through the skin, both intramuscularly and subcutaneously, without a needle. Using this technology to administer injections virtually eliminates the risk of contaminated needlestick injuries and the resulting blood-borne pathogen transmission, which is a major concern throughout the healthcare industry. The Biojector 2000 system consists of two components: a handheld, reusable jet-injector (the "Biojector 2000" or "B-2000") and a sterile, single-use disposable syringe (the "Biojector syringe"). We also manufacture and market a device that allows the Biojector syringe to be filled without a needle (the "Vial Adapter"). The Vial Adapter may be purchased either separately or as a pre-packaged component of the B-2000 system. The B-2000 system is capable of delivering needle-free injections in varying doses up to 1 ml. We have also developed the B-2020 and B-4000 jet-injection systems. The B-2020 system is similar in design and intended use to the B-2000 system except that it is designed to deliver injections in varying doses up to 1.5 ml. The B-4000 system is intended to be used by non-professionals to self-administer injections of various medications in varying doses up to 1 ml. We have not yet received regulatory clearance to begin selling either the B-2020 or the B-4000 systems. We are also developing a single-use disposable and multi-use disposable injector, the "Iject" intended to be used by both professionals and non-professionals to either administer or self-administer medications up to 1 ml. We have not yet applied for regulatory clearance for this product.

We also market the Vitajet 3 (R),("Vitajet") a spring-powered, needle-free self-injection device, the rights to which were acquired in a transaction with Vitajet Corporation in March 1998. The Vitajet currently has regulatory clearance for administering injections of insulin.

Our long-term goal is to establish our needle-free injection systems as the preferred drug delivery method for all medications administered by intramuscular or subcutaneous injection. Bioject focuses its current product sales efforts for the Biojector 2000 system on: i) flu immunization clinics and providers; ii) healthcare providers in states such as California, where legislation is in place that favors alternatives to needle-syringes; iii) potentially high volume, national accounts that will use or distribute Bioject's products across a large region; and iv) the U.S. military. We are also focusing efforts to sell the B-2000 to multiple sclerosis patients through a distributor.

We have established manufacturing capability for the Vitajet at our manufacturing facility in Portland, Oregon, and plan to enter into agreements with distributors to sell the Vitajet to insulin users. We are also developing various marketing strategies to sell the Vitajet directly to end-users.

We are actively pursuing strategic partnering relationships with a number of pharmaceutical and biotechnology companies under which we plan to grant specified rights or licenses to some or all of our products. The strategy anticipates that the rights or licenses will allow strategic partners to i) use the licensed products for specific applications or purposes or ii) market the licensed products in conjunction with certain of their products.

Under a January 1995, agreement with Hoffman LaRoche Inc. ("Roche") Bioject agreed to develop a needle-free injection system for Roche to use with certain of its products. The B-2020 system was designed as a result of this agreement. Bioject and Roche intended that Roche would be granted worldwide rights to distribute the B-2020 for a specific class of medications. In June 1999, Roche advised us that because of the additional time and cost required to gain regulatory clearance to use the B-2020 in conjunction with the Roche drugs and because of an overall change in its marketing strategy for the drugs in question, it did not intend to pursue distributing the B-2020 and is relinquishing its exclusive rights to the product.

In September 1997, we entered into a joint venture agreement with Elan Corporation plc. for the development and commercialization of certain blood glucose monitoring technology which the we licensed from Elan. In May 1999, rather than continue to fund the cost of its development, we entered into negotiations to sell Marathon's blood glucose monitoring technology, and certain fixed assets related to developing the technology, to a third party. The sale was completed on June 30, 1999. The gross proceeds from the sale were $4 million. The gain realized on the sale was approximately $2.9 million, net of associated expenses of the transaction and a $500,000 provision for expenses to wind-up Marathon's operations.

The terms of the sale of the blood glucose monitoring technology also provide for Bioject to receive a royalty on net sales of future products, if any, which may be developed in the future from the licensed technology. The agreement calls for a royalty of three percent of net sales until Bioject has received total royalty payments of $10 million. The agreement then calls for royalty payments of one percent of net sales thereafter. There can be no assurance that future products will be successfully developed from the blood glucose monitoring technology or that such products, if developed, will be commercially successful. In connection with the sale of the blood glucose monitoring technology, we entered into an agreement with Elan to purchase its 19.9% common stock interest in Marathon. We now own 100% of Marathon's stock.

In July 1998, we entered into an agreement with Merck & Co. ("Merck") which provided Merck limited-term rights to use the B-2000 needle-free injection system with selected Merck vaccines. As part of the agreement, Bioject also granted Merck exclusive rights to negotiate a long-term license to the B-2000 for certain medical indications. We received $1.5 million in non-refundable fees under this agreement in the fiscal year ended March 31, 1999. In February 1999, citing a refinement in its vaccine development strategy, Merck advised us that it would not continue discussions to seek long-term license rights to our technology. No further fees are due to us from Merck pursuant to the agreement.

In June 1999, we entered into a binding letter agreement with Amgen Inc. biotechnology company that provided for an evaluation of Bioject's jet injection technology for use with certain biopharmaceutical products. Terms of the agreement provided for up to $500,000 in licensing and technology fees based upon meeting certain milestones. On February 29, 2000, we entered into a development and clinical supply agreement with Amgen for the delivery of an Amgen product with our Iject(TM) needle-free injection system. In connection with the agreement, Amgen made a $1.5 million investment in Bioject's common stock.

In October 1999, Bioject announced a strategic alliance with AngioSense, Inc. to jointly develop innovative delivery systems to treat cardiovascular disease. Bioject's needle-free drug delivery systems will be modified for delivering bio-therapeutic solutions as a surgical instrument for minimally invasive surgical procedures with several proprietary catheters being developed by AngioSense for catheter-based cardiology interventions. The alliance grants AngioSense an exclusive license to Bioject's Biojector 2000(R) and Vitajet 3(R) jet injectors, as well as a customized version of Bioject's Iject(TM), a single-use disposable jet injector with a self-contained, pre-filled medication cartridge to treat or diagnose cardiac or cardiovascular diseases. According to the terms of the agreement, Bioject received an equity position of approximately 10 percent in AngioSense upon completion of certain product development milestones. In addition to a long-term manufacturing and supply agreement with AngioSense, Bioject will receive royalties on future product sales, and will receive significant funding to support the development of the disposable injector portion of the AngioSense delivery system.

In December 1999, Bioject and Serono Laboratories, Inc., the U.S. affiliate of Ares-Serono, S.A., a leading biotechnology company headquartered in Geneva, Switzerland, announced an exclusive license agreement in the U.S. and Canada to deliver Serono's Saizen(R) recombinant human growth hormone with a customized version of Bioject's Vitajet(TM)3 needle-free delivery system. In connection with the agreement, Serono paid an undisclosed license fee to

Bioject and signed a definitive supply agreement that commences upon FDA clearance. Clinical studies evaluating the bioequivalence of Saizen(R) when delivered with the Bioject needle-free delivery system have been completed. A 510(k) pre-market notification has been submitted to the U.S. Food and Drug Administration (FDA).

A primary focus of our research efforts is on clinical research in the area of DNA-based vaccines and medications. To the best of our knowledge, our jet injection device is being used in two clinical studies relating to development of DNA-based medications. Currently, to the best of our knowledge, our devices are being used in more than twenty DNA-related clinical research projects both within and outside of the United States. These research projects are being conducted by companies leading the development of DNA-based medications as well as by the leading universities and governmental institutions conducting research in this area. Included in these studies are a Phase I clinical trial of a DNA-based lymphoma vaccine being conducted at Stanford University and a Phase I clinical trial of a DNA-based malaria vaccine being conducted at the U.S. Naval Medical Research Center. Preliminary data from clinical studies with animals indicates that the use of the Biojector technology may result in better performance of some DNA-based medications than can be achieved through use of conventional needle-syringes. There can be no assurance that further clinical studies will prove conclusively that our technology is more effective in delivering DNA-based medications than alternative delivery systems that are currently available or that may be developed in the future.

In January 1999, we filed a resale registration statement on Form S-3 to register 169,619 shares of our common stock for resale by selling shareholders. We will not receive any proceeds from the sale of any of the shares sold by selling shareholders.

"Biojector," "Bioject," "Vitajet" and "Medivax" are registered trademarks of Bioject.

                           FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement and the documents incorporated by reference to this Registration Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect," "is expected," "anticipates" or "does not anticipate," "plans," "estimates" or "intends," or stating that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Bioject, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and factors include, among others, those described under "Risk Factors" and identified as risks or uncertainties in the documents incorporated by reference.

                                  RISK FACTORS

An investment in the Shares involves a high degree of risk. You should consider carefully the following risk factors, together with the other information in this Prospectus, before buying any Shares. You should also be aware that certain statements contained in this Prospectus that are not related to historical results are forward-looking statements. These forward-looking statements, such as statements of our strategies, plans, objectives, expectations and intentions, involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

If our products are not accepted by the market, our business could fail. Our success will depend on market acceptance of our needle-free injection drug delivery systems, the Biojector 2000 system and the Vitajet system and on market acceptance of other products under development. If our products do not achieve market acceptance, our business could fail. Currently, the dominant technology used for intramuscular and subcutaneous injections is the hollow-needle syringe. Needle-syringes, while low in cost, have limitations, particularly relating to contaminated needlestick injuries. Use of the Biojector 2000 system for intramuscular and subcutaneous injections eliminates the associated risk of these injuries; however, the cost per injection is significantly higher. The Biojector 2000, the Vitajet system or any of our products under development may be unable to compete successfully with needle-syringes. A previous needle-free injection system manufactured by us did not achieve market acceptance and is no longer being marketed. The Biojector 2000 was introduced in January 1993. Failure of the Biojector 2000 system to gain market acceptance would have a material adverse effect on our financial condition and results of operations.

We have reduced our sales force and may be unable to penetrate targeted market segments. In late fiscal 1998 and early fiscal 1999, we dramatically reduced our direct product sales force from one national and five district sales managers to one national sales manager who is focused on specifically targeted market segments. This reduced sales force may not have sufficient resources to adequately penetrate one or more of the targeted market segments. Further, if the sales force is successful in penetrating one or more of the targeted market segments, we are unable to assure you that our products will be accepted in those segments or that product acceptance will result in product revenues which, together with revenues from corporate licensing and supply agreements, will be sufficient for us to operate profitably.

We may be unable to enter into Strategic Corporate Licensing and Supply Agreements, which could cause our business to suffer. A key component of our sales and marketing strategy is to enter into licensing and supply arrangements with leading pharmaceutical and biotechnology companies whose products Bioject's technology provides either increased medical effectiveness or a higher degree of market acceptance. If we cannot enter into these agreements on terms favorable to us or at all, our business may suffer. In January 1995, Bioject and Roche entered into an agreement, whereby the parties anticipated that the product development phase of the agreement would develop into a supply and distribution agreement between Bioject and Roche. In June 1999, Roche advised us that due to a longer and more costly than expected regulatory process to gain clearance to use the B-2020 in conjunction with Roche's products, Roche had changed its marketing strategy. In making that change in marketing strategy, Roche was abandoning its exclusive distribution rights to the B-2020 and would not be seeking a supply of the B-2020 from Bioject. In July 1998, Bioject and Merck & Co. entered into an agreement, whereby the parties anticipated that the initial July 1998, agreement would lead to a long-term licensing and supply agreement between the two companies. In February 1999, Merck & Co. advised us that it would not continue, at the present time, to pursue exclusive license to or supply of our products. Both of these agreements resulted in significant short-term revenue. Neither agreement developed into the long-term revenue stream anticipated by our strategic partnering strategy. We may be unable to enter into future licensing or supply agreements with major pharmaceutical or biotechnology companies. Even if we enter into these agreements, they may not result in sustainable long-term revenues which, when combined with revenues from product sales, could be sufficient for us to operate profitably.

An important component of our corporate licensing and supply agreement strategy is specifically targeted at entering into agreements of this nature with pharmaceutical and biotechnology companies developing DNA-based vaccines and medications. The component of the strategy which focuses on companies developing DNA-based therapies arises in great part from preliminary data from clinical studies with animals which indicates that use of the Biojector technology may result in better performance of some DNA-based medications than can be achieved through the use of traditional needle-syringes. We cannot assure you that further clinical studies will prove conclusively that our technology is more effective in delivering DNA-based medications than alternative delivery systems that are either currently available or that may be developed in the future.
Further, should our technology prove to be more effective in delivering DNA-based medications, we may be unable to gain regulatory clearance to deliver any DNA-based medications using our products. Further, even if intradermal delivery of DNA-based medications is critical to effective delivery of those compounds, we may be unable to gain regulatory clearance for intradermal delivery of DNA-based medications with our products. In addition, there can be no assurance that any company will be successful in developing one or more DNA-based therapies or successful in bringing those therapies to market. Further, should any companies be successful in developing and marketing DNA-based therapies, we may be unable to enter into long-term license or supply agreements with any such company, which could cause our financial condition and results of operations to suffer.

We may never receive future royalties from the Blood Glucose Monitoring Technology, which could cause our financial condition to suffer. In May 1999, rather than continue to fund the cost of its development, we entered into negotiations to sell Marathon's blood glucose monitoring technology, and certain fixed assets related to developing the technology, to a third party. The sale was completed on June 30, 1999. The terms of the sale of the blood glucose monitoring technology provide for us to receive a royalty on net sales of future products, if any, which may be developed in the future from the licensed technology. The agreement calls for a royalty of three percent of net sales until we have received total royalty payments of $10 million. The agreement then calls for royalty payments of one percent of net sales thereafter. Future products may never be successfully developed from the blood glucose monitoring technology, and if products are developed, they may not be commercially successful, which would mean that we would receive no future royalties and this could cause our financial condition to suffer.

We have a history or losses and may never be profitable. Since our formation in 1985, we have incurred significant annual operating losses and negative cash flow. At December 31, 1999, we had an accumulated deficit of $59 million. $47 million of the accumulated deficit relates to losses incurred in the needle-free segment of our operations. $12 million of the accumulated deficit relates to losses from our operations to develop the blood glucose monitoring technology. We may never be profitable, which could have a negative effect on our stock price. Historically, our revenues have been derived primarily from licensing and technology fees and from limited product sales. The product sales were principally sales to dealers in order to stock their inventories and to HMI. More recently, we have sold our products to end-users, primarily to public health clinics for vaccinations and to nursing organizations for flu immunizations. We have not attained profitability at these sales levels. We may never be able to generate significant revenues or achieve profitability. Because of these uncertainties at March 31, 1999, our independent public accountants qualified their opinion with respect to our ability to continue as a going concern.

We will need additional financing in the future, and if we cannot obtain the necessary financing our business could fail. To date, our revenues from operations have not been sufficient to meet our cash requirements. As a result, since our inception in 1985, we have financed our operations, working capital needs and capital expenditures primarily from private placements of securities, exercises of stock options, proceeds received from our initial public offering in 1986, proceeds received from a public offering of Common Stock in November 1993, licensing and technology revenues, equity investments from Elan, proceeds from the sale of the glucose monitoring technology and more recently through sales of products. We plan to fund our future cash requirements through revenues, debt, and sales of equity securities. However, we may be unable to obtain the financing sufficient to fund our business activities on favorable terms or at all. Failure to obtain adequate financing would have a material adverse impact on our business. In addition, sale of our equity securities on unfavorable terms to meet our obligations could result in material dilution to the existing shareholders.

We have outstanding convertible preferred stock, which is convertible into common stock at prices which may be lower than market price at the time of conversion which could result in dilution to existing common stock holders. Our Common Stock is subject to the rights and preferences of the Series A and C Convertible Preferred Stock, which may be converted into common stock at prices which may be lower than market price at the time of conversion causing substantial dilution to existing holders of common stock. The Series A Convertible Preferred Stock is convertible to Common Stock at a conversion price of $7.50 per share. The Series C Preferred Stock is convertible to Common Stock at a conversion price of $3.0625 per share. In October, 2004, unless it is converted earlier by the holders or redeemed by us, the shares of Series A and C Convertible Preferred Stock and accrued but unpaid dividends convert automatically into Common Stock.

We have limited manufacturing experience, and may be unable to produce our products at the unit costs necessary for the products to be competitive in the market, which could cause our financial condition to suffer. We have limited experience manufacturing our products in commercially viable quantities. We have increased our production capacity for the Biojector 2000 system through automation of, and changes in, production methods, in order to achieve savings through higher volumes of production. If we are unable to do so, then our results of operations and financial condition could suffer. The current cost per injection of the Biojector 2000 system is substantially higher than that of traditional needle-syringes, our principal competition. A key element of our business strategy has been to reduce the overall manufacturing cost through automating production and packaging. This automation is substantially complete. There can be no assurance that we will achieve sales and manufacturing volumes necessary to realize cost savings from volume production at levels necessary to result in significant unit manufacturing cost reductions. Failure to do so will continue to make competing with needle-syringes on the basis of cost very difficult and will adversely affect our financial condition and results of operations. While we believe that our experience manufacturing the Biojector enhances the probability of its success in manufacturing the Vitajet or other devices we may develop, we have had limited experience manufacturing the Vitajet and as of March 31, 1999, have only recently completed installing a manufacturing line to produce the Vitajet. We may be unable to successfully manufacture the Vitajet or other devices at a unit cost that will allow the product to be sold profitably. Failure to do so would adversely affect our financial condition and results of operations.

We are subject to extensive government regulation and must continue to comply with these regulations or our business could suffer. Our products and manufacturing operations are subject to extensive government regulation in both the U.S. and abroad. If we cannot comply with these regulations, we may be unable to distribute our products, which could cause our business to suffer or fail. In the U.S., the development, manufacture, marketing and promotion of medical devices are regulated by the Food and Drug Administration ("FDA") under the Federal Food, Drug, and Cosmetic Act ("FD&C"). In 1987, we received clearance from the FDA under Section 510(k) of the FD&C to market a hand-held CO2-powered needle-free injection system. The FD&C provides that new premarket notifications under Section 510(k) of the FD&C are required to be filed when, among other things, there is a major change or modification in the intended use of a device or a change or modification to a legally marketed device that could significantly affect its safety or effectiveness. A device manufacturer is expected to make the initial determination as to whether the change to its device or its intended use is of a kind that would necessitate the filing of a new 510(k) notification. Although the Biojector 2000 system incorporates changes from the system with respect to which our 1987 510(k) marketing clearance was received and expands its intended use, we made the determination that these were not major changes or modifications in intended use or changes in the device that could significantly affect the safety or effectiveness of the device. Accordingly, we further concluded that the 1987 510(k) clearance permitted us to market the Biojector 2000 system in the U.S. In June 1994, we received clearance from the FDA under 510(k) to market a version of our Biojector 2000 system in a configuration targeted at high volume injection applications. In October 1996, we received 510(k) clearance for a needle-free disposable vial access device. In March 1997, we received additional 510(k) clearance for certain enhancements to our Biojector 2000 system. We currently have an application pending before the FDA for 510(k) clearance for modification to the Vitajet 3 device. The FDA may not concur with our determination that our current and future products can be qualified by means of a 510(k) submission.

Future changes to manufacturing procedures could require that we file a new 510(k) notification. Also, future products, product enhancements or changes, or changes in product use may require clearance under Section 510(k), or they may require FDA premarket approval ("PMA") or other regulatory clearances. PMAs and regulatory clearances other than

510(k) clearance generally involve more extensive prefiling testing than a 510(k) clearance and a longer FDA review process. Under current FDA policy, applications involving pre-filled syringes would be evaluated by the FDA as drugs rather than devices, requiring FDA new drug applications ("NDAS") or ANDAs. Depending on the circumstances, drug regulation can be much more extensive and time consuming than device regulation.

FDA regulatory processes are time consuming and expensive. Product applications submitted by the Company may not be cleared or approved by the FDA. In addition, our products must be manufactured in compliance with Good Manufacturing Practices ("GMP") as specified in regulations under the FDA Act. The FDA has broad discretion in enforcing the FDA Act, and noncompliance with the Act could result in a variety of regulatory actions ranging from product detentions, device alerts or field corrections, to mandatory recalls, seizures, injunctive actions, and civil or criminal penalties.

If we cannot meet international product standards, we will be unable to distribute our products outside of the United States which could cause our business to suffer. Distribution of our products in countries other than the U.S. may be subject to regulation in those countries. Failure to satisfy these regulations would impact our ability to sell our products in these countries and could cause our business to suffer. In June 1998, we received certification from TUV Product Services for our quality system, which meets the requirements of ISO 9001 and EN 46001. In June 1999, TUV Product Services audited our quality system and found that it still meets the requirements of ISO 9001. In November 1999, we received certification from TUV Product Services for the applicable requirements of EC-Directive 93/42/EEC Annex. II.3 Medical Device Directive. This certification allows us to label our products with the CE Mark and sell them in the European Community. We may be unable to continue to meet the standards of ISO 9001 or CE Mark certification.

If the healthcare industry limits coverage or reimbursement levels, the acceptance of our products could suffer. The price of our products exceeds the price of needle-syringes and if coverage or reimbursement levels are reduced, market acceptance of our products could be harmed. The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare facilities. During the past several years, the healthcare industry has been subject to increased government regulation of reimbursement rates and capital expenditures. Among other things, third party payers are increasingly attempting to contain or reduce healthcare costs by limiting both coverage and levels of reimbursement for healthcare products and procedures. Because the price of the Biojector 2000 system exceeds the price of needle-syringe, cost control policies of third party payers, including government agencies, may adversely affect acceptance and use of the Biojector 2000 system.

We are highly dependent on third-party relationships, and our business could suffer if we cannot maintain these relationships. We are dependent on third parties for distribution of the Biojector 2000 system to certain market segments, for the manufacture of component parts, and for assistance with the development and distribution of future application-specific systems. If we cannot maintain these relationships, or if the third parties are unable to provide the services we require, our business could suffer.

Our current manufacturing processes for the Biojector 2000 jet injector and disposable syringes as well as manufacturing processes to produce the Vitajet consist primarily of assembling component parts supplied by outside suppliers. Some of these components are currently obtained from single sources, with some components requiring significant production lead times. In the past, we have experienced delays in the delivery of certain components. To date such delays have not had a material adverse effect on our operations. We may experience delays in the future, and these delays could have a material adverse effect on our financial condition and results of operations.

In the past, we have entered into agreements with certain major pharmaceutical or biotechnology companies for development and distribution of needle-free injection systems and for use of our needle-free injection systems in conjunction with the pharmaceutical companies' products. In all cases to date these companies have had the right to terminate those agreements at certain phases as defined in the agreements. In several instances, those agreements have been terminated before yielding sustained long-term licensing or product sales revenues. Entering into agreements of this nature is an important part of our overall business strategy. We may be unable to interest any major pharmaceutical or biotechnology companies in entering into such agreements. If interested parties are found, we may be unsuccessful at negotiating and entering into long-term licensing and supply agreements with the interested parties. Further, if such agreements are entered into, there can be no assurance that the companies' interest and participation in the agreements and projects will continue and result in long-term, sustainable revenues as contemplated by this aspect of our overall business strategy. Failure to enter into future licensing and product supply agreements with major pharmaceutical or biotechnology companies and failure of those future agreements to result in significant, sustainable long-term revenues could adversely affect our financial condition.

If we are unable to manage our growth, our results of operations could suffer. If our products achieve market acceptance or if we are successful in entering into product supply agreements with major pharmaceutical or biotechnology companies, we expect to experience rapid growth. Such growth would require expanded customer service and support, increased personnel, expanded operational and financial systems, and implementing new and expanded control procedures. We may be unable to attract sufficient qualified personnel or successfully manage expanded operations. As we expand, we may periodically experience constraints that would adversely affect our ability to satisfy customer demand in a timely fashion. Failure to manage growth effectively could adversely affect our financial condition and results of operations.

We may be unable to compete in the medical equipment field, which could cause our business to fail. The medical equipment market is highly competitive and competition is likely to intensify. If we cannot compete, our business will fail. Our products compete primarily with traditional needle-syringes, "safety syringes" and also with other alternative drug delivery systems. While we believe our products provide a superior drug delivery method, there can be no assurance that we will be able to compete successfully with existing or newly developed drug delivery products. Many of our competitors have longer operating histories as well as substantially greater financial, technical, marketing and customer support resources. One or more of these competitors may develop an alternative drug delivery system that competes more directly with our products, and our products may be unable to compete successfully with such a product.

We are dependent on a single technology, and if it cannot compete or find market acceptance, our business will suffer. Our strategy has been to focus our development and marketing efforts on our needle-free injection technology. Focus on this single technology leaves us vulnerable to competing products and alternative drug delivery systems. If our technology cannot find market acceptance or cannot compete against other technologies, business will suffer. We perceive that healthcare providers' desire to minimize the use of the traditional needle-syringe has stimulated development of a variety of alternative drug delivery systems such as "safety syringes," jet injection systems, nasal delivery systems and transdermal diffusion "patches". In addition, pharmaceutical companies frequently attempt to develop drugs for oral delivery instead of injection. While we believe that for the foreseeable future there will continue be a significant need for injections, alternative drug delivery methods may be developed which are preferable to injection.

We rely on patents and proprietary rights to protect our proprietary technology. We rely on a combination of trade secrets, confidentiality agreements and procedures, and patents to protect our proprietary technologies. We have been granted a number of patents in the United States and several patents in other countries covering certain technology embodied in our current jet injection system and certain manufacturing processes. Additional patent applications are pending in the U.S. and certain foreign countries. The claims contained in any patent application may not be allowed, or any patent or our patents collectively will not provide adequate protection for our products and technology. In the absence of patent protection, we may be vulnerable to competitors who attempt to copy our products or gain access to our trade secrets and know-how. In addition, the laws of foreign countries may not protect our proprietary rights to this technology to the same extent as the laws of the U.S. We believe we have independently developed our technology and attempt to ensure that our products do not infringe the proprietary rights of others. We know of no such infringement claims. However, any claims could have a material adverse affect on our financial condition and results of operations.

If our products fail or cause harm, we could be subject to substantial product liability which could cause our business to suffer. Producers of medical devices may face substantial liability for damages in the event of product failure or if it is alleged the product caused harm. We currently maintain product liability insurance and, to date, have experienced only one product liability claim. There can be no assurance, however, that we will not be subject to a number of such claims, that our product liability insurance would cover such claims, or that adequate insurance will continue to be available to us on acceptable terms in the future. Our business could be adversely affected by product liability claims or by the cost of insuring against such claims.

We are highly dependent on our key employees, and our business could suffer if they were to leave. Our success depends on the retention of our executive officers and other key employees. Competition exists for qualified personnel and our success will depend, in part, on attracting and retaining qualified personnel. Failure in these efforts could have a material adverse effect on our business, financial condition or results of operations.

There are a large number of shares eligible for sale into the public market in the near future, which may reduce the price of our common stock. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that such sales could occur. We have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The shares of our common stock currently outstanding will become eligible for sale without registration pursuant to Rule 144 under the Securities Act, subject to certain conditions of Rule 144. Certain holders of our common stock also have certain demand and piggyback registration rights enabling them to register their shares under the Securities Act for sale. We have registered approximately 2.4 million shares for resale on Form S-3 registration statements as well as approximately
1.03 million shares issuable upon exercise of warrants. In addition, we have approximately 3.7 million shares of common stock reserved for issuance under our stock option plan. As of December 31, 1999, options to purchase approximately 580,000 shares of common stock were outstanding and will be eligible for sale in the public market from time to time subject to vesting. These stock options generally have exercise prices significantly below the current price of our common stock. The possible sale of a significant number of these shares may cause the price of our common stock to fall.

We may be unable to maintain our listing on Nasdaq, which could cause our stock price to fall and decrease the liquidity of our common stock. Our Common Stock is quoted on the NASDAQ SmallCap Market. If we cannot comply with the continuing requirements, we may be delisted which could cause the stock price to fall and decrease the liquidity of our common stock for existing shareholders. There are a number of continuing requirements that must be met in order for the Common Stock to remain eligible for quotation on the NASDAQ National Market or the NASDAQ SmallCap Market. The failure to meet the maintenance criteria in the future could result in the delisting of our Common Stock from NASDAQ. In such event, trading, if any, in the Common Stock may then continue to be conducted in the non- NASDAQ over-the-counter market. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of our Common Stock. In addition, if the Common Stock were delisted from trading on NASDAQ and the trading price of the Common Stock were less than $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock. The additional burdens imposed on broker-dealers may discourage broker-dealers from effecting transactions in penny stocks, which could reduce the liquidity of the shares of Common Stock and thereby have a material adverse effect on the trading market for the securities.

On April 9,1999, we were advised by NASDAQ that we were out of compliance with the NASDAQ rule that requires companies listed on the exchange to maintain a minimum bid price of $1.00 for their stock. On July 9, 1999, the last sale price of our common stock as reported on the NASDAQ National Market System was ($0.50) per share. On October 13, 1999, a one-for-five reverse stock split was effected. At July 15,1999, 29,011,236 shares of Common Stock were outstanding, as well as options, warrants and convertible preferred stock to acquire an additional 24,378,928 shares of Common Stock. The Reverse Stock Split, decreased the number of outstanding shares of Common Stock to approximately 5.8 million shares and approximately 4.8 million shares were reserved for issuance upon exercise of outstanding options, warrants and the conversion of convertible preferred stock. As of December 31, 1999, approximately 89.1 million shares are available for future issuances.

Our stock price may be highly volatile, which increases the risk of securities litigation. The market for our Common Stock and for the securities of other early-stage, small market-capitalization companies has been highly volatile in recent years. This increases the risk of securities litigation relating to such volatility. We believe that factors such as quarter-to-quarter fluctuations in financial results, reduction in the number of outstanding shares due to the recent reverse stock split, new product introductions by us or our competition, public announcements, changing regulatory environments, sales of Common Stock by certain existing shareholders, substantial product orders and announcement of licensing or product supply agreements with major pharmaceutical or biotechnology companies could contribute to the volatility of the price of our Common Stock, causing it to fluctuate dramatically. General economic trends such as recessionary cycles and changing interest rates may also adversely affect the market price of our Common Stock.

                                 USE OF PROCEEDS

The Shares offered hereby are being registered for the account of the Selling Shareholders and, accordingly, we will not receive any of the proceeds from the sale of the Shares.

                              SELLING SHAREHOLDERS

The Shares being offered for resale by the Selling Shareholders will be acquired upon exercise of our Series "A" Common Stock Purchase Warrants and Series "C" Common Stock Purchase Warrants, which were issued in a private placement in December 1995. Each of the selling shareholders has signed a binding notice of exercise so that the warrant holder is obligated to exercise the warrant, subject only to the conditions that (i) this registration statement is declared effective and (ii) the average bid and asked prices of our common stock as quoted by Nasdaq the day before the registration statement is declared effective is greater than $10.00 per share. We will not request acceleration of effectiveness unless the average of the bid and asked prices of our common stock is greater than $10.00 per share. The term "Selling Shareholder" includes all persons acquiring securities and persons acquiring such securities in permitted transfers from the original holders thereof in transactions not requiring registration under the Securities Act.

The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock by the Selling Shareholders as of December 31, 1999, and as adjusted to reflect the sale of the Shares.

                                                               Maximum Number of
                                          Number of Shares     Shares to be Sold      Shares Owned
                                           Owned Prior to         under this         After Offering (1)
Name                                          Offering            Prospectus              Number             Percent
----                                          --------            ----------              ------             -------
Audrey E. Berlacher (2)                        7,500                 7,500                  0                    *
Franz J. Berlacher (3)                         4,500                 4,500                  0                    *
Julie T. Berlacher (4)                        21,000                21,000                  0                    *
Robert A. Berlacher (5)                        9,245                 9,245                  0                    *
Peter L. Berta (6)                             1,708                 1,708                  0                    *
Cascade Capital Partners L.P.(7)              15,000                15,000                  0                    *
John P. Curran (8)                             9,231                 9,231                  0                    *
Curran Partners L.P. (9)                      23,078                23,078                  0                    *
Vincentia K. Devone (10)                         175                   175                  0                    *
Thomas J. and Leslie Dietz (11)                  900                   900                  0                    *
Robert Duggan & Associates (12)               45,000                45,000                  0                    *
Allan R. and Myra Ferguson (13)                4,500                 1,500                3,000                  *
Micah Fierstein (14)                          39,589                 4,650               34,939                  *
Daniel C. Gardner (15)                        11,250                11,250                  0                    *
Daniel C. and Nancy M. Gardner (16)            9,000                 9,000                  0                    *
Margaret G. Gardner (17)                       1,500                 1,500                  0                    *
Peter D. Greeley (18)                          2,308                 2,308                  0                    *
Anthony Kamin (19)                             4,500                 4,500                  0                    *
Robert G. Katz (20)                            2,023                 2,023                  0                    *
Thomas J. Kumbatovic (21)                      5,374                 5,374                  0                    *
Stephen J. Massocca (22)                      15,418                15,418                  0                    *
Scott R. McQueen (23)                          7,500                 7,500                  0                    *
Harry Mittelman (24)                           5,538                 5,538                  0                    *
Coralie E. and John A. Murray (25)            22,370                22,370                  0                    *
Pequot Scout Fund, L.P. (26)                  23,077                23,077                  0                    *
Richard H. Osgood (27)                        11,668                11,668                  0                    *
William Piccione (28)                            900                   900                  0                    *
Porter Partners, L.P. (29)                   103,750                63,750               40,000                  *
Gary W. Ross (30)                              7,500                 7,500                  0                    *
Steven W. Silver (31)                         11,250                11,250                  0                    *
Samuel Storer (32)                               523                   523                  0                    *
C. Fred and Eleanor H. Toney (33)              2,769                 2,769                  0                    *
C. Fred Toney, Jr. (34)                        9,914                 9,914                  0                    *
Richard C. Walling (35)                       11,250                11,250                  0                    *
Total                                        450,808               372,869               77,939

-----------------

*    Less than 1%.
(1) Assumes that the Selling Shareholders will sell all Shares during the effective period.
(2)  Includes 7,500 shares of Common Stock issuable upon exercise of warrants.
(3) Includes 4,500 shares of Common Stock issuable upon exercise of warrants, held in the name of Heart Specialists of NW Ohio Profit Sharing Plan FBO Franz J. Berlacher, M.D.
(4)  Includes 1,000, 1,000, 1,000, 1,000, 1,000 and 1,000 shares of Common Stock issuable upon exercise of warrants, held by Julie T. Berlacher as trustee, for the benefit of children, Elizabeth A. Berlacher, Kristen M. Berlacher, Robert T. Berlacher, Kelsey L. Berlacher, Lydia J. Berlacher and Heidi O. Berlacher. Also includes 10,000 shares of common stock issuable upon exercise of warrants, held in the Julie T. Berlacher Trust. Also includes 5,000 share of Common Stock issuable upon exercise of warrants. Julie Berlacher and Robert Berlacher are married.

(5) Includes 7,500 shares of Common Stock issuable upon exercise of warrants, held in the name of Bear Stearns Custodian FBO Robert A. Berlacher IRA. Also includes 1,745 shares of Common Stock issuable upon the exercise of warrants. Julie Berlacher and Robert Berlacher are married.
(6)  Includes 1,708 shares of Common Stock issuable upon exercise of warrants.
(7)  Includes 15,000 shares of Common Stock issuable upon exercise of warrants.
(8) Includes 9,231 shares of Common Stock issuable upon exercise of warrants, held in the name of Delaware Charter and Trust FBO John P. Curran IRA.
(9)  Includes 23,078 shares of Common Stock issuable upon exerice of warrants.
(10) Includes 175 shares of Common Stock issuable upon exercise of warrants.
(11) Includes 900 shares of Common Stock issuable upon exercise of warrants.
(12) Includes 45,000 shares of Common Stock issuable upon exercise of warrants.
(13) Includes 1,000 shares of Common Stock held directly, 2,000 shares of Common Stock held in the name of Allan Ferguson and 1,500 shares of Common Stock issuable upon exercise of warrants.
(14) Includes 28,562 shares of Common Stock, 8,295 shares of Common Stock issuable upon exercise of warrants, and 2,732 shares of Common Stock, held in the name of Micah Fierstein/CMT IRA R/O Custodian.
(15) Includes 11,250 shares of Common Stock issuable upon exercise of warrants, held in the name of Bear Stearns Custodian FBO Daniel C. Gardner IRA.
(16) Includes 9,000 shares of Common Stock issuable upon exercise of warrants.
(17) Includes 1,500 shares of Common Stock issuable upon exercise of warrants.
(18) Includes 2,308 shares of Common Stock issuable upon exercise of warrants, held in the name of PENSCO Pension Services, Inc. FBO Peter D. Greeley.
(19) Includes 4,500 shares of Common Stock issuable upon exercise of warrants.
(20) Includes 1,500 shares of Common Stock issuable upon exercise of warrants, held in the name of Pacific Growth Equities, Inc. 401(k) Profit Sharing Plan FBO Robert G. Katz. Also includes 523 shares of Common Stock issuable upon exercise of warrants.
(21) Includes 5,374 shares of Common Stock issuable upon exercise of warrants.
(22) Includes 6,750 shares of Common Stock issuable upon exercise of warrants, held in the name of Pacific Growth Equities, Inc. 401(k) Profit Sharing Plan FBO Stephen J. Massocca. Also includes 8,668 shares of Common Stock issuable upon exercise of warrants.
(23) Includes 7,500 shares of Common Stock issuable upon exercise of warrants.
(24) Includes 5,538 shares of Common Stock issuable upon exercise of warrants.
(25) Includes 713 shares of Common Stock issuable upon exercise of warrants, held in the name of Paine Webber as IRA custodian FBO/Coralie Eddy Murray. Also includes 9,038 shares of Common Stock issuable upon exercise of warrants, held in the name of Pacific Growth Equities Inc. 401(k) Profit Sharing Plan FBO/John A. Murray. Also includes 8,339 shares of Common Stock issuable upon exercise of warrants, held in the name of John Murray & Coralie Eddy Murray Ttees, U/A/D 5-0-94 as amended, creating the Murray Family Trust. Also includes 4,280 shares of Common Stock issuable upon exercise of warrants, held in the name John Murray.
(26) Includes 23,077 shares of Common Stock issuable upon exercise of warrants.
(27) Includes 11,668 shares of Common Stock issuable upon exercise of warrants.
(28) Includes 900 shares of Common Stock issuable upon exercise of warrants.
(29) Includes 103,750 shares of Common Stock issuable upon exercise of warrants.
(30) Includes 7,500 shares of Common Stock issuable upon exercise of warrants, held in the Gary W. Ross Trust, of which Gary W. Ross is the trustee.
(31) Includes 11,250 shares of Common Stock issuable upon exercise of warrants.
(32) Includes 523 shares of Common Stock issuable upon exercise of warrants.
(33) Includes 2,769 shares of Common Stock issuable upon exercise of warrants, held in the name of C. Fred Toney and Eleanor H. Toney a Revocable Trust.
(34) Includes 7,500 shares of Common Stock issuable upon exercise of warrants, held in the name of Pacific Growth Equities, Inc. 401(k) Profit Sharing Plan FBO Fred C. Toney, Jr. Also includes 2,414 shares of Common Stock issuable upon exercise of warrants.
(35) Includes 11,250 shares of Common Stock issuable upon exercise of warrants.

No Selling Shareholder has held any position or office, or other material relationship with Bioject or any of its predecessors or affiliates within the past three years, except for Micah Fierstein who provides consulting services for Bioject teaching organizational tools.

                              PLAN OF DISTRIBUTION

     We are registering the Shares on behalf of the Selling Stockholders. As used in this Prospectus, the term "Selling Stockholders" includes donees and pledgees selling Shares received from a named Selling Stockholder after the date of this Prospectus. The Selling Stockholders will offer and sell the Shares to which this Prospectus relates for their own accounts. We will not receive any proceeds from the sale of the Shares. We will bear all costs, expenses and fees in connection with the registration of the Shares. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the Shares will be borne by the Selling Stockholders.

     The Selling Stockholders may offer and sell the Shares from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq SmallCap Market, in transactions directly with market makers or in privately negotiated transactions, through put or call option transactions, through short sales, or a combination of such methods of sale, at prices relating to prevailing market prices or at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares. As of the date of this Prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Stockholders regarding the sale of their Shares, nor are we aware of any underwriter or coordinating broker acting in connection with the proposed sale of Shares by the Selling Stockholders. There is no assurance that the Selling Stockholders will sell any or all of the Shares that they offer.

     The Selling Stockholders and any brokers or dealers who participate in the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profits realized by them on the resale of Shares may be deemed to be underwriting discounts or commissions under the Securities Act. Because the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     The Selling Stockholders may also resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of such Rule.

     Upon notification to us by a Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating brokers or dealers, (ii) the number of Shares involved, (iii) the price at which such Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a Selling Stockholder that a donee or pledgee intends to sell more than 500 Shares, a supplement to this Prospectus will be filed.

                                  LEGAL MATTERS

The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for us by Dorsey & Whitney LLP, Seattle, Washington.

                                     EXPERTS

The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                 PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table itemizes the expenses incurred by the Company in connection with the shares of Common Stock being registered. All of the amounts shown are estimates except the Securities and Exchange registration fee.

Item                                                                   Amount
----                                                                   ------
Securities and Exchange Commission Registration Fee                   $1,532.00
Blue Sky Fees and Expenses                                                 0.00
Accounting Fees and Expenses                                           3,000.00
Legal Fees and Expenses                                                3,000.00
Miscellaneous                                                              0.00

Total                                                                 $7,532.00


The Selling Shareholders will pay no portion of the foregoing expenses.

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Generally, Sections 60.387 through 60.414 of the Oregon Business Corporation Act (the "Act") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers in circumstances where the officer or director acted in good faith, in a manner that the director or officer reasonably believed to be in (or at least not opposed to) the best interests of the corporation and, if in a criminal proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful. Article IX of the Company's Bylaws provides for indemnification to the greatest extent permitted by the Oregon Act.

Section 60.047 of the Oregon Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages resulting from conduct as a director, except in certain circumstances involving breach of the director's duty of loyalty to the corporation or its shareholders, intentional misconduct or knowing violation of the law, self dealing or approval of illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article VII of the Company's Articles of Incorporation contains provisions implementing, to the fullest extent allowed, limitations on a director's liability to the Company or its shareholders. The Company currently maintains officers' and directors' liability insurance.

ITEM 16.   EXHIBITS

  Exhibit
  Number       Description
  ------       -----------
   4.1**       Amended and Restated Series "A" Common Stock Purchase Warrant
   4.2**       Amended and Restated Series "C" Common Stock Purchase Warrant
   4.3**       Form of Amended and Restated Registration Rights Agreement
   5.1*        Opinion of Dorsey & Whitney LLP
  23.1*        Consent of Consent of Dorsey & Whitney LLP (included in
                  Exhibit 5.1)
  23.2         Consent of Arthur Andersen LLP
  24.1*        Power of Attorney
--------------------
*Previously filed.

**Incorporated   by  reference   incorporated  by  reference  to  the  Company's
Registration Statement on Form S-3 (No. 33-80679).

ITEM 17.   UNDERTAKINGS.

(a) Rule 415 Offering.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)To  include  any  material   information   with  respect  to  the  plan  of
     distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          provided,  however,  that the  undertakings  set  forth in  paragraphs
          (a)(1)(i) and (a)(1)(ii) above do not apply if this Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post- effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Filings Incorporating Subsequent Exchange Act Documents by Reference.

The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Indemnification for Liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on March 17, 2000.


                                       BIOJECT MEDICAL TECHNOLOGIES INC.

                                       BY: /s/ James O'Shea
                                           ------------------------------------
                                           James C. O'Shea
                                           Chairman, President and
                                           Chief Executive Officer



Signature                        Title                               Date
---------                        -----                               ----



/s/ James O'Shea                 Chairman of the Board,          March 17, 2000
---------------------------      Chief Executive Officer
James C. O'Shea                  and President (Principal
                                 Executive Officer and
                                 Principal Accounting and
                                 Financial Officer)


        *                        Director                        March 17, 2000
---------------------------
William A. Gouveia


        *                        Director                        March 17, 2000
---------------------------
John Ruedy, M.D.


        *                        Director                        March 17, 2000
---------------------------
Grace Keeney Fey


        *                        Director                        March 17, 2000
---------------------------
Eric T. Herfindal


        *                        Director                        March 17, 2000
---------------------------
David de Weese


        *                        Director                        March 17, 2000
---------------------------
Richard J. Plestina


        *                        Director                        March 17, 2000
---------------------------
Edward Flynn


By *  /s/ James C. O'Shea
   --------------------------
   James C. O'Shea
   Attorney-in-Fact

                                  EXHIBIT INDEX
                                  -------------


  Exhibit
  Number       Description
  ------       -----------
   4.1**       Amended and Restated Series "A" Common Stock Purchase Warrant
   4.2**       Amended and Restated Series "C" Common Stock Purchase Warrant
   4.3**       Form of Amended and Restated Registration Rights Agreement
   5.1*        Opinion of Dorsey & Whitney LLP
  23.1*        Consent of Consent of Dorsey & Whitney LLP (included in
                 Exhibit 5.1)
  23.2         Consent of Arthur Andersen LLP
  24.1*        Power of Attorney
--------------------
*Previously filed.

**Incorporated   by  reference   incorporated  by  reference  to  the  Company's
Registration Statement on Form S-3 (No. 33-80679).